UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Amendments and/or Clarifications to Proposals for Annual and Extraordinary Shareholder Meeting

Reference is made to the Reports of Foreign Private Issuer on Form 6-K that Gazit-Globe Ltd. (referred to herein as Gazit or the Company) furnished to the Securities and Exchange Commission, or the SEC, on October 19, 2016 (the second report furnished by Gazit on that date) and October 26, 2016. In those reports, Gazit notified and furnished proxy materials (including a notice and proxy statement, dated October 26, 2016, attached as Exhibit 99.1 to the Form 6-K furnished on October 26, 2016, referred to hereinafter as the Proxy Statement) to its U.S. and Canadian shareholders with respect to its upcoming annual and extraordinary general shareholders meeting, or the Meeting. The Meeting will take place on Monday, November 21, 2016 at 12 noon (Israel time) at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

Gazit hereby notifies its shareholders of the following clarifying amendments to the following proposals on the agenda at the Meeting:

Proposal 1 (Approval of an updated compensation policy for the Company’s office holders for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law):

The Company’s updated Office Holders’ Compensation Policy that was attached as Appendix A to the Proxy Statement (referred to hereinafter as the Compensation Policy), for which approval is sought from Gazit’s shareholders at the Meeting, has been amended from the form in which it appeared as such appendix, as follows:

(a)	Special Bonus Payments: It has been clarified that in the case of the Company’s Chief Executive Officer, the amount of (i) a special bonus (if paid at all), plus (ii) the discretionary component of the annual bonus in that same year (to the extent there is such an annual bonus) will not, in the aggregate, exceed three (3) months’ worth of base salary (Section 7.16 of the Compensation Policy).

(b)	Equity Grants: The ceilings on equity grants to office holders (as appeared in Gazit’s prior compensation policy, as in effect from September 2013 until the present time) have been restored in Section 8.6 of the Compensation Policy.

(c)	Liability Exemption (Exculpation) for Directors and Other Office Holders: It has been clarified that an undertaking by the Company to exempt its office holder will not apply to a transaction or decision for which a controlling shareholder or any office holder (even a different office holder than the person for whom the undertaking has been provided) has a personal interest (as defined under the Companies Law). The exemption undertaking will continue to apply, however, if the personal interest merely arises from the office holder’s role as such at the Company or a related company (Section 11.1 of the Compensation Policy).

Proposal 4 (Re-election of Yair Orgler as an external director under the Companies Law for a three-year term commencing on November 27, 2016):

It has been clarified that in place of the “relative compensation” that Mr. Orgler has been paid until now (as is currently true for all external directors), he will be compensated with: (i) cash fees- in accordance with the Companies Law regulations, based on the Company’s shareholder equity; (ii) equity grants- upon the termination of the service period of Mr. Bar-On (an external director of the Company) in April 2019 (or earlier, should his service terminate sooner), Mr. Orgler will begin to receive 1,500 restricted share units ( or RSUs) for every year of service, as described in the Proxy Statement.

Other than the foregoing clarifications and/or amendments, the proposals described in the Proxy Statement remain unchanged.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 17, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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